

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 50925

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GLOBAL INTER EQUITIES (S.A.), INC.
c/o EMG

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 MADISON AVENUE, 7TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL STEIN — 718-459-1370
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI LLP
(Name — *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL STEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL INTER EQUITIES (S.A.), INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ALICE HUIE
Notary Public State of New York
No. 01HU6008289
Qualified in New York County
Commission Expires June 8, 2002

[Signature]
Signature

PRESIDENT
Title

[Signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KG
&C

KAUFMANN,
GALLUCCI LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of Global Inter Equities (S.A.), Inc.:

We have audited the accompanying statement of financial condition of Global Inter Equities (S.A.), Inc. as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Global Inter Equities (S.A.), Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 16, 2002

Kaufmann, Gallucci LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

GLOBAL INTER EQUITIES (S.A.), INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	10,123
Deposit with clearing broker		25,000
Receivable from clearing broker		92
Office furniture and equipment, net of accumulated depreciation of $4,310		1,158
Other asset		1,600
Total Assets	$	37,973

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	8,419
Shareholder's equity:		
Common stock, no par value; 1500 shares, authorized, issued, and outstanding		100,000
Additional paid-in capital		105,000
Accumulated deficit		(175,446)
		29,554
Total liabilities and shareholder's equity	$	37,973

The accompanying notes are an integral part of this financial statement.

GLOBAL INTER EQUITIES (S.A.), INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Global Inter Equities (S.A.), Inc. (the "Company"), is a registered broker-dealer with the Securities and Exchange Commission and is member of the National Association of Securities Dealers, Inc. The Company was organized on December 19, 1997 and approved to operate as a broker-dealer by the SEC on November 18, 1998. The Company is also a member of the National Association of Securities Dealers, Inc.

The Company operates as a "general securities introducing broker" executing trades primarily for retail customers, and participates in private placements and selling groups in initial public offerings. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer ("clearance agent") on a fully disclosed basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) Depreciation is computed using an accelerated method over the estimated useful lives of the assets for both financial accounting and income tax purposes. The depreciation calculation under this method does not differ materially from depreciation calculated on the straight-line method

(b) The process of preparing financial statements in conformity with generally accepted accounting principles in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

NOTE 3 - CONTINUING OPERATIONS

Shareholder has committed to fund operating deficits of the Company, if any, through January 1, 2003.

NOTE 4 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents residual cash balances in the Company's proprietary account. The deposit is required by the clearing agreement.
The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

GLOBAL INTER EQUITIES (S.A.), INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 5 - INCOME TAXES

At December 31, 2001, the Company had a net operating loss and therefore no income tax provision was required. The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not, that they will not be realized. At December 31, 2001, the Company had a net operating loss carry forward of approximately $175,000 which will begin to expire in 2019.

At December 31, 2001, the Company had recorded a deferred tax asset of approximately $80,500 resulting primarily from net operating loss carry forwards. A valuation allowance of $80,500 including the cumulative effect of change in accounting estimates for income taxes in prior year, has been recorded against the deferred tax asset in accordance with the realization criteria established by SFAS 109.

NOTE 6 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as define, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $26,796 which was $21,796 in excess of the required minimum net capital at that date of $5,000. The Company's aggregate indebtedness to net capital ratio was .31 to 1.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customier securities in accordance with rule 15c3-3 of the Securities and Exchange Commission.